Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended March 31, 2019

Monaco, May 3, 2019, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2019.

Highlights

•

Signed a 12-year time charter with the principal LNG shipping entity of JERA Co., Inc (“JERA”) for Hull No. 2274, a newbuild 180,000 cubic meters (“cbm”) LNG carrier with low pressure dual-fuel two-stroke engine (“XD-F”) propulsion scheduled for delivery in the second quarter of 2020.

•

Signed an eight-year time charter commencing May 2021 with a wholly owned subsidiary of Endesa, S.A. (“Endesa”) for the GasLog Warsaw, a newbuild 180,000 cbm LNG carrier with X-DF propulsion, scheduled for delivery in the third quarter of 2019.

•

Announced and, post quarter-end, completed the sale of the GasLog Glasgow to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for $214.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•

Entered into a new five-year amortizing revolving credit facility on February 20, 2019 (the “2019 Partnership Facility”), which successfully refinanced $354.4 million of current debt due in November 2019 and provided $90.0 million of incremental available liquidity.

•	Delivery of the GasLog Gladstone on March 15, 2019, a 174,000 cbm LNG carrier with X-DF propulsion and commencement of its time charter agreement with Shell.
•	Post quarter-end, appointment of Paolo Enoizi as Chief Operating Officer (“COO”) Designate with effect from August, 2019.
•	Quarterly Revenues of $166.5 million, Profit of $5.9 million and Loss per share of $0.17(1) for the quarter ended March 31, 2019.
•	Quarterly EBITDA(2) of $109.8 million and Adjusted EBITDA(2) of $109.9 million. Adjusted Profit(2) of $28.1 million and Adjusted Earnings per share(2) of $0.11(1) for the quarter ended March 31, 2019.
•	Quarterly dividend of $0.15 per common share payable on May 23, 2019.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit attributable to non-controlling interests of $16.8 million and the dividend on preferred stock of $2.5 million for the quarter ended March 31, 2019 ($23.2 million and $2.5 million, respectively, for the quarter ended March 31, 2018).

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog continued to deliver on our strategy in the first quarter of 2019 as we contracted two of our newbuildings to JERA and Endesa for 12 and eight years respectively. We are honoured to have JERA and Endesa, with the former being one of the world’s largest LNG buyers, as new customers. We have now ordered and fixed seven newbuild vessels on long-term contracts with four high quality counterparties since our April 2018 investor day and have made excellent progress toward our target of more than doubling consolidated run-rate EBITDA over the 2017 to 2022 period.

We continued to drop vessels down to GasLog Partners with the sale to the Partnership of the GasLog Glasgow earlier this year. The JERA and Endesa charters have increased the drop-down pipeline to 13 vessels, reinforcing the Partnership’s growth potential. The successful debt refinancing during the quarter is further evidence of the Group’s ability to source attractively priced finance to fund GasLog’s newbuilding programme.

The first quarter saw spot LNG carrier rates fall from the historic highs of the fourth quarter of 2018 as unseasonal weather conditions led to low LNG prices and disincentivized long-haul LNG trade. Nonetheless, spot vessel earnings were roughly in line with those seen in the first quarter of 2018. We are confident that the fundamentals of the LNG shipping market are tighter than the evidence that the first quarter implies, and we believe that rates will improve in the second half of the year and through 2020. As a result, we continue to see the potential to deliver enhanced returns to our shareholders.”

LNG Market Update and Outlook

Despite LNG demand in the first quarter of 2019 being negatively impacted by warmer than usual weather in the Northern Hemisphere winter, global LNG imports during the period totalled 88 million tonnes (“mt”), compared to 79 mt in the first quarter of 2018, or an increase of 11%, according to Poten. In particular, China’s LNG imports totalled 15.3 mt, 24% higher than the first quarter of 2018. Europe’s LNG imports in the first quarter more than doubled to 22 mt, compared to 10 mt in the first quarter of 2018, as lower LNG prices made gas fired power generation more competitive than coal, indigenous gas production declined and LNG gained market share from pipeline imports. This more than offset import declines from major North East Asian consumers in Japan, South Korea and Taiwan (10%, 22% and 6% declines year-on-year, respectively), demonstrating the increasingly diverse and broad-based nature of LNG demand growth.

The longer-term outlook for natural gas demand continued to strengthen in the first quarter of 2019. Natural gas is increasingly seen as complementary to renewable energy in the transition away from fuels which emit high levels of carbon dioxide and other harmful emissions. LNG is expected to be the fastest growing hydrocarbon supply source. In its recent LNG Outlook 2019, Shell, one of the largest players in the global LNG market, forecasts that natural gas would satisfy 41% of global energy demand growth over the 2018-2035 period, with renewables satisfying 30%. Over this period, Shell forecasts that LNG will be the fastest growing gas supply source, with demand potentially reaching approximately 700 mt in 2035, compared to delivered volumes of 319 mt in 2018.

According to Wood Mackenzie, global LNG supply totalled 88 mt in the first quarter of 2019, an increase of 10% on the first quarter of 2018, principally driven by new supply additions in the U.S., Australia and Russia. For 2019, as a whole, supply is estimated by Wood Mackenzie to be 365 mt, or 38 mt (12%) higher than 2018, driven by the continued ramp-up of 2018 supply additions and new project start-ups in the U.S. (Cameron, Freeport, Elba Island and Corpus Christi Train 2) and Australia (Prelude). After a brief lull following the elevated levels of new offtake agreements seen in the second half of 2018, activity has recently picked up again with nine new long-term supply agreements agreed or signed for over 10 mt per annum (“mtpa”), according to Wood Mackenzie. Similarly, the approval process for major new liquefaction projects continues to build momentum, with Wood Mackenzie estimating that, in addition to the Golden Pass project which reached Final Investment Decision (“FID”) in February 2019, 50 mtpa of new capacity should be sanctioned in 2019, encompassing Arctic LNG-2 (Russia), Mozambique Area 1, Calcasieu Pass, Sabine Pass Train 6 (both U.S.) and Woodfibre LNG (Canada). A further 90 mtpa of capacity could also reach FID in 2019 or 2020, including the Qatar Megatrain expansion, Driftwood LNG and Freeport Train 4 (both U.S.), Rovuma LNG (Mozambique), Costa Azul (Mexico) and the expansion of the PNG LNG facilities in Papua New Guinea.

In contrast to these positive longer-term trends, the first quarter saw relatively weak LNG commodity and shipping markets. A combination of high inventory levels in key North East Asian gas markets ahead of the 2018-2019 winter and relatively mild temperatures during the winter period have led to reduced gas consumption and Asian LNG prices reaching their lowest levels since April 2016. Low LNG prices, particularly in North Asia, have reduced the incentive in recent months to ship LNG cargoes from the Atlantic Basin to the Pacific Basin, reducing tonne miles - a key driver of demand for LNG spot shipping. Furthermore, front-end weighting of 2019 LNG carrier newbuilding deliveries and unscheduled downtime at facilities in Australia and Malaysia all added to prompt shipping availability. Poten estimates that the number of monthly LNG cargo imports declined by 19% between December 2018 and February 2019, compared to an 11% decline between December 2017 and February 2018. There were 57 spot fixtures in the first quarter of 2019, a 19% decrease on the 70 spot fixtures in the same period in 2018. Independent shipowners accounted for 47% of spot fixtures in the first quarter, down from 51% in the same period in 2018, while the average duration of a spot fixture in the first quarter was broadly unchanged year-on-year at 28 days (29 days in the first quarter of 2018).

As a result of these trends in the first quarter, there was ample prompt vessel availability against a backdrop of weaker than expected demand due to warmer than normal winter temperatures. This in turn impacted headline spot LNG shipping rates, fleet utilization, positioning fees and ballast bonuses leading to a marked decline in spot vessel earnings in the first quarter of 2019 relative to the fourth quarter of 2018. TFDE headline rates, as reported by Clarksons, averaged $60,000 per day in the first quarter of 2019, compared to $68,000 per day in the first quarter of 2018 and $150,000 per day in the fourth quarter of 2018. Headline TFDE spot rates are currently assessed at $34,000 per day, with rates having stabilized in recent weeks as charterers look to capitalize on the recent fall in rates to lock in shipping capacity for the remainder of 2019 and into 2020. We expect that prompt vessel availability will decline throughout 2019 and 2020 given the significant forecast LNG supply additions outlined above. As a result, we expect spot shipping rates to rise from current levels, with the magnitude and duration of that recovery dependent on several factors, particularly the pace and location of demand growth and cooling and heating demand during the Northern Hemisphere summer and winter respectively.

According to Poten, as of April 17, 2019, the LNG fleet and orderbook (excluding floating storage and regasification units (“FSRUs”) and vessels with capacity below 100,000 cbm) stood at 491 and 110 vessels respectively. Of the LNG carriers in the orderbook, 67, or 61%, are chartered on long-term contracts. 14 vessels were ordered in the first quarter of 2019, compared to 17 and 20 vessels in the first quarter of 2018 and the fourth quarter of 2018, respectively. These figures provide early indications that newbuild ordering may be slowing somewhat compared to newbuild ordering in 2018. This is a positive development which we believe is necessary to avoid an overbuilt market in 2021 and 2022, a period when LNG supply additions are forecast to slow before increasing again in 2023 and 2024.

New Charter Agreements

GasLog entered into a 12-year time charter agreement with JERA for GasLog’s existing newbuild vessel, Hull No. 2274. The vessel, a 180,000 cbm Mark III Flex Plus carrier with X-DF propulsion, previously referred to as LP-2S, is expected to deliver from Samsung Heavy Industries Co. Ltd. (“Samsung”) in April 2020, at which point it will commence its 12-year time charter.

GasLog also entered into an eight-year time charter agreement with a wholly owned subsidiary of Endesa for GasLog’s existing newbuild vessel, the GasLog Warsaw. The vessel, a 180,000 cbm Mark III Flex Plus carrier with X-DF propulsion, is expected to deliver from Samsung in the third quarter of 2019 and to commence its charter to Endesa in May 2021.

Sale of the GasLog Glasgow

On March 13, 2019, GasLog entered into an agreement with GasLog Partners to sell 100% of the ownership interest in GAS-twelve Ltd., the entity that owns the GasLog Glasgow. The vessel is currently on time charter with a subsidiary of Shell through June 2026, and Shell has a unilateral option to extend the term of the time charter for a period of five years.

The aggregate sale price was $214.0 million, which included $1.0 million of positive net working capital balances transferred with the entity. The sale closed on April 1, 2019.

Debt Refinancing

On February 20, 2019, GasLog Partners entered into a credit agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge (“Nordea”) and Iyo Bank, Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, of up to $450.0 million, in order to refinance the existing indebtedness due in November 2019 on five of its vessels. Subsequently, on the same date, the Development Bank of Japan, Inc., entered the facility as lender via a transfer certificate. The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time for a period of five years. The total available facility amount will be reduced on a quarterly basis, with a final balloon amount payable concurrently with the last quarterly installment, if any, in February 2024. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. Interest on the 2019 Partnership Facility is payable at a rate of U.S. dollar (“USD”) London Interbank Offered Rate (“LIBOR”) plus 2.0%-2.2%, which represents a reduced margin above LIBOR compared to the previous facility.

On March 6, 2019, the Partnership drew down $360.0 million under the 2019 Partnership Facility, out of which $354.4 million was used to refinance the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., the respective entities owning the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

Delivery of the GasLog Gladstone

On March 15, 2019, GasLog took delivery of the GasLog Gladstone, a 174,000 cbm LNG carrier with X-DF propulsion constructed by Samsung. Upon delivery, the vessel commenced a 10-year charter with Shell.

Appointment of COO Designate

On April 23, 2019, GasLog and GasLog Partners announced that Paolo Enoizi has been appointed as COO Designate with effect from August 2019. Mr Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited, where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. His previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical.  Mr Enoizi will be based in Piraeus, Greece and will initially work alongside our current COO Richard Sadler to ensure a smooth transition of responsibilities.

Alexandroupolis Project Update

During the first quarter, there was continued progress on the Alexandroupolis FSRU project workstreams. Preparation for the binding phase of the European-regulated capacity commitment process (the “Market Test”) continued during the period. Expressions of interest (“EOI”) for the procurement of the FSRU and the construction of the pipeline and offshore installation have been received and several EOIs have been shortlisted. Tenders for the two separate infrastructure elements of the terminal project are expected to be launched in May. DEPA, the Greek state natural gas utility, and Bulgartransgaz, the Bulgarian national gas transmission system operator, are both in the process of formalizing their respective shareholdings in Gastrade. The timing of an FID, which Gastrade had previously guided to mid-2019, is subject to successful conclusions of the workstreams described above, as well as successful completion of financing and state aid discussions, and decisions by various regulatory bodies. GasLog will provide further updates on project progress and timing of FID as appropriate.

Share/Unit Repurchase Programme

On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50.0 million of the Company’s common shares, covering the period from January 1, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Company may repurchase common shares from time to time, at the Company’s discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Company is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common shares, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. Any common shares repurchased by the Company under the programme will be held in treasury. As of March 31, 2019, 212,111 shares have been acquired at a total cost of $3.8 million and are included in treasury shares. The average cost of the repurchase was $17.69 per share inclusive of all fees and commissions.

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, the Partnership may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Partnership is not obligated under the repurchase programme to repurchase any specific dollar amount or number of common units, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. As of May 3, 2019, 50,000 units have been repurchased at a total cost of $1.0 million. The average cost of the repurchase was $20.89 per unit inclusive of all fees and commissions.

Dividend Declaration

On March 7, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on April 1, 2019 to holders of record as of March 29, 2019. GasLog paid the declared dividend to the transfer agent on March 29, 2019.

On May 2, 2019, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on May 23, 2019 to shareholders of record as of May 14, 2019.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended
	March 31, 2018	March 31, 2019
Revenues	$138,478	$166,547
EBITDA(1)	$95,880	$109,790
Adjusted EBITDA(1)	$95,526	$109,940
Profit for the period	$42,541	$5,899
Adjusted Profit(1)	$25,289	$28,140
Profit/(loss) attributable to the owners of GasLog	$19,304	$(10,947)
EPS, basic	$0.21	$(0.17)
Adjusted EPS(1)	$(0.01)	$0.11

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,350 operating days for the quarter ended March 31, 2019, as compared to 2,162 operating days for the quarter ended March 31, 2018. The increase in operating days resulted mainly from the full operation of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa, delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively, and delivery of the GasLog Gladstone on March 15, 2019.

Revenues were $166.5 million for the quarter ended March 31, 2019 ($138.5 million for the quarter ended March 31, 2018). The increase was mainly driven by the full operation of the vessels delivered in 2018 (the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa) and the new vessel delivered to our fleet during the quarter ended March 31, 2019 (the GasLog Gladstone) and the increased revenues from vessels operating in the spot market due to their increased number and utilization and the increase in the daily rates achieved by the GasLog vessels. The above increases were partially offset by the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney.

GasLog recognized gross revenues and gross voyage expenses and commissions of $32.1 million and $4.7 million, respectively, from the operation of its vessels in the LNG carrier pooling arrangement (the “Cool Pool”) during the quarter ended March 31, 2019 ($13.4 million and $3.5 million for the quarter ended March 31, 2018, respectively). Net pool allocation was a negative $6.7 million for the quarter ended March 31, 2019 (positive $8.7 million for the quarter ended March 31, 2018). The variances were attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula for the total fleet of the pool. The increase in GasLog’s total net pool performance during the quarter ended March 31, 2019 compared to the quarter ended March 31, 2018 was driven by the increase in the number of GasLog vessels operating in the Cool Pool, partially offset by the lower spot rates. GasLog’s total net pool performance is presented below:

	For the three months ended
	March 31, 2018	March 31, 2019
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	13,405	32,142
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(3,538)	(4,677)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	8,653	(6,738)
GasLog’s total net pool performance	18,520	20,727

Voyage expenses and commissions were $6.9 million for the quarter ended March 31, 2019 ($5.3 million for the quarter ended March 31, 2018). The increase resulted from the increased bunkers consumption of the vessels operating in the spot market.

Vessel operating and supervision costs were $33.0 million for the quarter ended March 31, 2019 ($34.3 million for the quarter ended March 31, 2018). The decrease was mainly attributable to the decrease in employee costs, crew wages and technical maintenance expenses, mainly due to the favorable movement of the Euro (“EUR”)/USD exchange rate, and a decrease in vessel taxes. As a result, daily operating costs per vessel decreased from $16,512 per day for the three-month period ended March 31, 2018 to $14,550 per day for the three-month period ended March 31, 2019.

General and administrative expenses were $10.4 million for the quarter ended March 31, 2019 ($12.0 million for the quarter ended March 31, 2018). The decrease is mainly attributable to a decrease in employee costs, which were mainly affected by the favorable movement of the USD against the EUR and the British pound (“GBP”). GasLog has entered into forward foreign exchange contracts to economically hedge part of this exposure and the associated realized gains/losses are recorded in Gain/(loss) on derivatives, which is discussed below.

Following the implementation of IFRS 16 Leases on January 1, 2019, the Group’s leases on vessel equipment, office equipment and properties are recognized as a right-of-use asset and a corresponding liability on the date when the leased assets are available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Historically, the respective expenses were included in Vessel operating and supervision costs ($0.3 million for the three months ended March 31, 2018) and General and administrative expenses ($0.2 million for the three months ended March 31, 2018).

Depreciation was $39.6 million for the quarter ended March 31, 2019 ($35.5 million for the quarter ended March 31, 2018). The increase resulted from the deliveries of the GasLog Houston, the GasLog Hong Kong, the GasLog Genoa and the GasLog Gladstone on January 8, 2018, March 20, 2018, March 29, 2018 and March 15, 2019, respectively.

Financial costs were $45.5 million for the quarter ended March 31, 2019 ($36.6 million for the quarter ended March 31, 2018). The increase was mainly attributable to the increased weighted average interest rate deriving from the upward movement of the LIBOR and to the increased weighted average outstanding indebtedness. An analysis of the financial costs is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2018	March 31, 2019
Financial costs
Amortization and write-off of deferred loan/bond issuance costs	$(2,912)	$(4,161)
Interest expense on loans	(23,197)	(30,591)
Interest expense on bonds and realized loss on cross-currency swaps	(7,473)	(7,483)
Lease charge	(2,628)	(2,629)
Other financial costs	(387)	(643)
Total	$(36,597)	$(45,507)

Loss on derivatives was $20.2 million for the quarter ended March 31, 2019 ($17.8 million gain for the quarter ended March 31, 2018). The decrease in gain on derivatives in the first quarter of 2019, as compared to the first quarter of 2018, is mainly attributable to a decrease of $38.3 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, derived mainly from changes in the LIBOR curve. An analysis of gain/(loss) on derivatives is presented below:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	March 31, 2018	March 31, 2019
Gain/(loss) on derivatives
Realized (loss)/gain on derivatives held for trading	$(613)	$1,735
Realized gain/(loss) on forward foreign exchange contracts held for trading	1,486	(876)
Unrealized gain/(loss) on derivative financial instruments held for trading	17,161	(21,150)
Ineffective portion of cash flow hedges	(263)	47
Total	$17,771	$(20,244)

Profit was $5.9 million for the quarter ended March 31, 2019 ($42.5 million for the quarter ended March 31, 2018). This decrease in profit is mainly attributable to the unfavorable movement in mark-to-market valuations of our derivative financial instruments in the first quarter of 2019 and the increase in finance costs, partially offset by the increased profit from operations, due to the factors mentioned above.

Adjusted Profit(1) was $28.1 million for the quarter ended March 31, 2019 ($25.3 million for the quarter ended March 31, 2018) adjusted for the effects of the non-cash loss/gain on derivatives, the write-off and accelerated amortization of unamortized loan fees as a result of the debt refinancing mentioned above and the net foreign exchange losses/gains.

Loss attributable to the owners of GasLog was $10.9 million for the quarter ended March 31, 2019 ($19.3 million profit for the quarter ended March 31, 2018). The decrease in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the decreased amount allocated to third parties following the decreased Partnership’s profit.

EBITDA(1) was $109.8 million for the quarter ended March 31, 2019 ($95.9 million for the quarter ended March 31, 2018). The increase in EBITDA was driven by the increase in revenues, the decrease in general and administrative expenses and the decrease in vessels operating and supervision costs, partially offset by the decrease in the net pool allocation and the increase in voyage expenses and commissions as discussed above.

Adjusted EBITDA(1) was $109.9 million for the quarter ended March 31, 2019 ($95.5 million for the quarter ended March 31, 2018).

EPS was a loss of $0.17 for the quarter ended March 31, 2019 ($0.21 earnings for the quarter ended March 31, 2018). The decrease in earnings per share is mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was $0.11 for the quarter ended March 31, 2019 (loss of $0.01 for the quarter ended March 31, 2018), adjusted for the effects of the non-cash loss/gain on derivatives, the write-off and accelerated amortization of unamortized loan fees and the net foreign exchange losses/gains.

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

As of March 31, 2019, the total future firm contracted revenue stood at $4.0 billion(1), including the 15 vessels currently owned by GasLog Partners, but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of March 31, 2019, GasLog had $230.8 million of cash and cash equivalents, of which $127.5 million was held in time deposits and the remaining balance in current accounts. In addition, as of March 31, 2019, GasLog had $10.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

On March 6, 2019, the respective subsidiaries of GasLog Partners drew down $360.0 million under the 2019 Partnership Facility and prepaid in full their aggregate outstanding debt of $354.5 million, which would have been due in November 2019.

As of March 31, 2019, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $172.7 million was repayable within one year, and $212.1 million of lease liabilities, of which $9.0 million was payable within one year.

As of March 31, 2019, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). In addition, there was unused availability of $90.0 million under the 2019 Partnership Facility.

As of March 31, 2019, the total remaining balance of the contract prices of the eight LNG carriers on order was $1,343.6 million, which GasLog expects to be funded with cash balances, cash from operations and borrowings under new debt agreements.

As of March 31, 2019, GasLog’s current assets totaled $287.1 million, while current liabilities totaled $268.2 million, resulting in a positive working capital position of $18.9 million.

GasLog has hedged 46.2% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of March 31, 2019.

Future Deliveries

GasLog has eight newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
GasLog Warsaw	Q3 2019	Samsung	180,000	Endesa	X-DF	2029(3)
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica(4)	X-DF	2027
Hull No. 2274	Q2 2020	Samsung	180,000	JERA	X-DF	2032
Hull No. 2262	Q3 2020	Samsung	180,000	Centrica(4)	X-DF	2027
Hull No. 2300	Q4 2020	Samsung	174,000	Cheniere(5)	X-DF	2027
Hull No. 2301	Q4 2020	Samsung	174,000	Cheniere(5)	X-DF	2027
Hull No. 2311	Q2 2021	Samsung	180,000	Cheniere(5)	X-DF	2028
Hull No. 2312	Q3 2021	Samsung	180,000	Cheniere(5)	X-DF	2028

(1)           Expected delivery quarters are presented.

(2)           Charter expiration to be determined based upon actual date of delivery.

(3)           The charter is expected to commence in May 2021.

(4)           The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(5)           The vessel is chartered to a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).

Conference Call

GasLog will host a conference call to discuss its results for the first quarter of 2019 at 8:30 a.m. EDT (1:30 p.m. BST) on Friday, May 3, 2019. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 2072487

A live webcast of the conference call will also be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (26 ships on the water and eight on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co., Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet currently includes 15 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and multi-year charter hire rates and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•       fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and March 31, 2019

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2018	March 31, 2019
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	20,713	20,958
Deferred financing costs	4,576	—
Other non-current assets	2,543	4,791
Derivative financial instruments	8,966	2,958
Tangible fixed assets	4,323,582	4,500,415
Vessels under construction	159,275	155,841
Right-of-use assets	206,753	212,918
Total non-current assets	4,735,919	4,907,392
Current assets
Trade and other receivables	20,244	19,368
Dividends receivable and other amounts due from related parties	33,395	5,330
Derivative financial instruments	6,222	4,236
Inventories	7,753	11,932
Prepayments and other current assets	3,680	5,462
Short-term investments	25,000	10,000
Cash and cash equivalents	342,594	230,750
Total current assets	438,888	287,078
Total assets	5,174,807	5,194,470
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	850,576	835,931
Reserves	18,962	18,889
Treasury shares	(3,266)	(7,018)
Retained earnings	12,614	1,882
Equity attributable to owners of the Group	879,742	850,540
Non-controlling interests	1,103,380	1,093,729
Total equity	1,983,122	1,944,269
Current liabilities
Trade accounts payable	11,890	19,986
Ship management creditors	580	751
Amounts due to related parties	169	81
Derivative financial instruments	2,091	2,785
Other payables and accruals	127,450	62,957
Borrowings, current portion	520,550	172,686
Lease liability, current portion	6,675	8,959
Total current liabilities	669,405	268,205
Non-current liabilities
Derivative financial instruments	10,001	22,952
Borrowings, non-current portion	2,307,909	2,748,035
Lease liability, non-current portion	199,424	203,100
Other non-current liabilities	4,946	7,909
Total non-current liabilities	2,522,280	2,981,996
Total equity and liabilities	5,174,807	5,194,470

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended
	March 31, 2018	March 31, 2019
Revenues	138,478	166,547
Net pool allocation	8,653	(6,738)
Voyage expenses and commissions	(5,281)	(6,917)
Vessel operating and supervision costs	(34,313)	(32,970)
Depreciation	(35,529)	(39,599)
General and administrative expenses	(12,013)	(10,377)
Profit from operations	59,995	69,946
Financial costs	(36,597)	(45,507)
Financial income	1,016	1,459
Gain/(loss) on derivatives	17,771	(20,244)
Share of profit of associates	356	245
Total other expenses, net	(17,454)	(64,047)
Profit for the period	42,541	5,899
Attributable to:
Owners of the Group	19,304	(10,947)
Non-controlling interests	23,237	16,846
	42,541	5,899

Earnings/(loss) per share – basic and diluted	0.21	(0.17)

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2018	March 31, 2019
Cash flows from operating activities:
Profit for the period	42,541	5,899
Adjustments for:
Depreciation	35,529	39,599
Share of profit of associates	(356)	(245)
Financial income	(1,016)	(1,459)
Financial costs	36,597	45,507
Unrealized foreign exchange (gains)/losses on cash and cash equivalents	(459)	131
Unrealized (gain)/loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	(16,898)	21,103
Share-based compensation	1,186	1,322
	97,124	111,857
Movements in working capital	(13,692)	(11,676)
Cash provided by operations	83,432	100,181
Interest paid	(40,154)	(57,467)
Net cash provided by operating activities	43,278	42,714
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(547,021)	(220,549)
Return of capital expenditures	—	5,629
Dividends received from associate	125	538
Purchase of short-term investments	(10,000)	(10,000)
Maturity of short-term investments	—	25,000
Restricted cash	(4,915)	—
Financial income received	874	1,363
Net cash used in investing activities	(560,937)	(198,019)
Cash flows from financing activities:
Proceeds from bank loans and bonds	498,225	525,805
Bank loan repayments	(83,938)	(426,208)
Payment of loan issuance costs	(6,753)	(7,780)
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)	111,544	—
Payment of equity raising costs	(315)	(668)
Dividends paid	(34,673)	(41,418)
Purchase of treasury shares	(62)	(3,751)
Payments for lease liability	(1,773)	(2,388)
Net cash provided by financing activities	482,255	43,592
Effects of exchange rate changes on cash and cash equivalents	459	(131)
Decrease in cash and cash equivalents	(34,945)	(111,844)
Cash and cash equivalents, beginning of the period	384,092	342,594
Cash and cash equivalents, end of the period	349,147	230,750

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group adjusted for non-cash gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, all adjustments calculated at Group level, without deduction for non-controlling interests, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2018	March 31, 2019
Profit for the period	42,541	5,899
Depreciation	35,529	39,599
Financial costs	36,597	45,507
Financial income	(1,016)	(1,459)
(Gain)/loss on derivatives	(17,771)	20,244
EBITDA	95,880	109,790
Foreign exchange (gains)/losses, net	(354)	150
Adjusted EBITDA	95,526	109,940

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2018	March 31, 2019
Profit for the period	42,541	5,899
Non-cash (gain)/loss on derivatives	(16,898)	21,103
Write-off and accelerated amortization of unamortized loan fees	—	988
Foreign exchange (gains)/losses, net	(354)	150
Adjusted Profit	25,289	28,140

Reconciliation of Earnings/(Loss) Per Share to Adjusted (Loss)/Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	March 31, 2018	March 31, 2019
Profit/(loss) for the period attributable to owners of the Group	19,304	(10,947)
Less:
Dividend on preference shares	(2,516)	(2,516)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	16,788	(13,463)
Weighted average number of shares outstanding, basic	80,715,130	80,825,637
Earnings/(loss) per share	0.21	(0.17)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	16,788	(13,463)
Less:
Non-cash (gain)/loss on derivatives	(16,898)	21,103
Write-off and accelerated amortization of unamortized loan fees	—	988
Foreign exchange (gains)/losses, net	(354)	150
Adjusted (loss)/profit attributable to owners of the Group	(464)	8,778
Weighted average number of shares outstanding, basic	80,715,130	80,825,637
Adjusted (loss)/earnings per share	(0.01)	0.11